SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
VCG HOLDING CORP.

(Name of the Issuer)
VCG Holding Corp.
Family Dog, LLC
FD Acquisition Co.
Troy Lowrie
Micheal Ocello
Lowrie Management, LLLP
Lowrie Investment Management, Inc.
LTD Investment Group, LLC

(Name of Person(s) Filing Statement)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
51508L 10 3

(CUSIP Number of Class of Securities)

Family Dog, LLC c/o VCG Holding Corp. 390 Union Blvd., Suite 540 Lakewood, CO 80228 (303) 934-2424 Attention: Troy Lowrie	VCG Holding Corp. 390 Union Blvd., Suite 540 Lakewood, CO 80228 (303) 934-2424 Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Adam J. Agron Brownstein Hyatt Farber Schreck, LLP 410 Seventeenth Street, Suite 2200 Denver, CO 80202 (303) 223-1100	E. Lee Reichert Trygve E. Kjellsen Lathrop & Gage LLP 950 Seventeenth Street, Suite 2400 Denver, CO 80202 (720) 931-3200	James H. Carroll Faegre & Benson LLP Suite 200 1900 Ninth Street Boulder, CO 80302 (303) 447-7700
This statement is filed in connection with (check the appropriate box):
(a) ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐	The filing of a registration statement under the Securities Act of 1933.

(c) ☐	A tender offer.

(d) ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,094,684.25	$1,789.25

*	Calculated solely for the purpose of determining the filing fee.

**	The maximum aggregate transaction value was determined based upon the sum of the product of (i) 11,153,193 shares of VCG’s common stock (based on the number of shares outstanding on December 23, 2010), and (ii) the merger consideration of $2.25 per share (the “Total Consideration”). No consideration will be paid for any option because the exercise price of all outstanding options on exceeds the per share merger consideration. The filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, was determined by multiplying the Total Consideration with the applicable fee at the time of payment.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: $1,789.25

(2)	Form, Schedule or Registration Statement No.: Schedule 14A — Preliminary Proxy Statement

(3)	Filing Party: VCG Holding Corp.

(4)	Date Filed: December 23, 2010

INTRODUCTION
     This Amendment No. 4 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) VCG Holding Corp., a Colorado corporation (“VCG” or the “Company”), the issuer of the common stock, par value $0.0001 per share, that is subject to the Rule 13e-3 transaction, (2) Family Dog, LLC, a Colorado limited liability company (“Parent”), (3) FD Acquisition Co., a Colorado corporation (“Merger Sub”), (4) Lowrie Management LLLP, a Colorado limited liability limited partnership (“Lowrie Management”), (5) Lowrie Investment Management, Inc., a Colorado corporation (“LIM”), (6) LTD Investment Group, LLC, a Missouri limited liability company (“LTD”), (7) Micheal Ocello, VCG’s President and Chief Operating Officer (“Mr. Ocello”), and (8) Troy Lowrie, VCG’s Chairman of the Board and Chief Executive Officer (“Mr. Lowrie”). VCG is sometimes referred to collectively along with Parent, Merger Sub, Lowrie Management, LIM, LTD, Mr. Ocello and Mr. Lowrie as the “Filing Persons.”
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 9, 2010, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2011 (as amended, the “Merger Agreement”), that VCG entered into with Parent, Merger Sub, Mr. Ocello and Mr. Lowrie, providing for the merger of Merger Sub with and into VCG (the “Merger”), with VCG surviving the Merger as a wholly-owned subsidiary of Parent.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to this Transaction Statement.
Item 15. Additional Information.
Item 15(b) is hereby amended and supplemented as follows:
     On April 11, 2011, at the special meeting of the shareholders of VCG, VCG’s shareholders voted to adopt the Merger and the Merger Agreement.
     On April 15, 2011, VCG filed a Statement of Merger with the Secretary of State of Colorado with an effective time of 12:00 a.m. on April 18, 2011, at which time the Merger became effective. Upon the Merger each outstanding share of VCG’s common stock was converted into the right to receive $2.25 per share in cash, without interest and less any applicable withholding taxes, excluding (a) treasury shares owned by VCG, (b) shares owned by Parent, including shares of VCG’s common stock contributed to the Parent by Mr. Lowrie, Mr. Ocello and other members of Parent immediately prior to the Merger, and (c) shares owned by shareholders who have exercised, perfected and not withdrawn a demand for, or lost the right to, dissenters’ rights under Colorado law. Upon the Merger, VCG became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased.
     As a result of the Merger, VCG’s common stock ceased to be traded on the NASDAQ Global Market (“NASDAQ”) prior to the opening of trading on April 18, 2011 and NASDAQ filed a Notification of Removal from Listing and/or Registration on Form 25 with the SEC pursuant to Exchange Act Rule 12d2-2 on the same date to delist VCG’s common stock from NASDAQ and deregister VCG’s common stock with the SEC under Section 12(b) of the Exchange Act. VCG intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its common stock with the SEC and to suspend its reporting obligations under the Exchange Act.
Item 16. Exhibits.
     (a)(1) Proxy Statement of VCG Holding Corp., incorporated herein by reference to the Schedule 14A filed with the SEC on March 18, 2011 (the “Proxy Statement”).
     (a)(2)(i) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
     (a)(2)(ii) Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement.
     (a)(2)(iii) Form of Notice to Shareholders, incorporated herein by reference to the Proxy Statement.
     (a)(2)(iv) Exchange Act Rule 14a-12 solicitation materials filed with the SEC on November 10, 2010.
     (a)(2)(v) Exchange Act Rule 14a-12 solicitation materials filed with the SEC on November 24, 2010.

     (b)(1) Business Loan Agreement, dated August 28, 2009, by and between Lowrie Management, LLLP and Citywide Banks.**
     (b)(2) Promissory Note, dated August 28, 2009, by and between Lowrie Management, LLLP and Citywide Banks.**
     (b)(3) Change in Terms Agreement, dated September 16, 2010, by and between Lowrie Management, LLLP and Citywide Banks.**
     (b)(4) Change in Terms Agreement, dated February 28, 2011, by and between Lowrie Management, LLLP and Citywide Banks.**
     (c)(1) Opinion of North Point Advisors, incorporated by reference to Appendix C to the Proxy Statement.
     (c)(2) Presentation Materials, dated August 17, 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(3) Presentation Materials, dated September 1, 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(4) Presentation Materials, dated October 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(5) Presentation Materials, dated November 9, 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(6) Presentation Materials, dated March 1, 2011, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.**
     (c)(7) Supplement to Opinion of North Point Advisors, incorporated by reference to Appendix D to the Proxy Statement.
     (d)(1) Agreement and Plan of Merger, dated as of November 9, 2010, by and among VCG Holding Corp., Family Dog, LLC, FD Acquisition Co., Troy Lowrie and Micheal Ocello, incorporated by reference to Appendix A to the Proxy Statement.
     (d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2011, by and among VCG Holding Corp., Family Dog, LLC, FD Acquisition Co., Troy Lowrie and Micheal Ocello, incorporated by reference to Appendix B to the Proxy Statement.
     (f) Article 113 of the Colorado Business Corporation Act, incorporated by reference to Appendix E to the Proxy Statement.
     (g) None.

*	Previously filed on February 3, 2011.

**	Previously filed on March 8, 2011.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2011	VCG HOLDING CORP.
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	Chief Executive Officer

Dated: April 19, 2011	FAMILY DOG, LLC
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	Chief Executive Officer

Dated: April 19, 2011	FD ACQUISITION CO.
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	Chief Executive Officer

Dated: April 19, 2011	LOWRIE MANAGEMENT, LLLP By: Lowrie Investment Management, Inc. Its General Partner
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	President

Dated: April 19, 2011	LOWRIE INVESTMENT MANAGEMENT, INC.
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	President

Dated: April 19, 2011	LTD INVESTMENT GROUP, LLC
	By:	/s/ Micheal Ocello
		Name:	Micheal Ocello
		Title:	Managing Member

Dated: April 19, 2011		/s/ Troy Lowrie
Troy Lowrie

Dated: April 19, 2011		/s/ Micheal Ocello
Micheal Ocello